June 13, 2007

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549

RE:

PhytoMedical Technologies, Inc.

Post Effective Amendment No. 1 to Registration Statement on Form SB-2

SEC File No. 333- 127650

Form AW Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), PhytoMedical Technologies, Inc., a Nevada corporation (the “Registrant”), hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to its Registration Statement on Form SB-2 (SEC File No. 333- 127650) (the “Registration Statement”). The Post-Effective Amendment was filed with the Securities and Exchange Commission (the “Commission”) on June 11, 2007.

The Post-Effective Amendment was incorrectly tagged as a pre-effective amendment. The Post-Effective Amendment should have been tagged as a post effective amendment, to a registration statement that is not immediately effective upon filing,  for the sole purpose of the deregistration of shares of common stock registered pursuant to the Registration Statement and remaining unissued thereunder. Accordingly, the Registrant is requesting that the Post-Effective Amendment be withdrawn and it intends to re-file a Post-Effective amendment to the Registration Statement that will include the correct EDGAR tag for the purpose of effecting such deregistration.

Please contact our legal counsel, Joseph Sierchio, should you have further questions regarding our request for withdrawal. Mr. Sierchio may be reached at 212-246-3030. Thank you for your assistance in this matter.

Very truly yours,

PhytoMedical Technologies, Inc.

By:         /s/  Harmel S. Rayat

Name:   Harmel S. Rayat

Title:     Chief Financial Officer